

Mail Stop 3233

March 26, 2018

Via E-Mail
Mr. Peter Federico
Chief Financial Officer
AGNC Investment Corp.
2 Bethesda Metro Center, 12th Floor
Bethesda, Maryland 20814

> **Re: AGNC Investment Corp.**
> **Form 10-K for the Fiscal Year Ended December 31, 2017**
> **Filed February 26, 2018**
> **File No. 001-34057**

Dear Mr. Federico:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-K for fiscal year ended December 31, 2017

Note 7. Fair Value Measurements, page 83

1.   We note you disclose that you determine the fair value of your investment securities based upon fair value estimates obtained from multiple third-party pricing services and dealers. Also, we note your disclosure that third-party pricing sources use various valuation approaches, including market and income approaches, and you disclose various inputs but no specific techniques. Please describe the specific valuation techniques used, and the inputs applicable to such valuation techniques, to determine the fair value of securities categorized within Level 2. Refer to ASC 820-10-50-2.bbb.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Jorge L. Bonilla, Staff Accountant at (202) 551-3414 or me at (202) 551-3856 with any questions.

Sincerely,

/s/ Shannon Sobotka

Shannon Sobotka
Staff Accountant
Office of Real Estate and
Commodities